

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

June 27, 2017

Via E-mail
Sean B. Baker
President
WFB Funding, LLC
4800 N.W. 1st Street
Lincoln, Nebraska 68521

>   **Re: Cabela's Credit Card Master Note Trust**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed March 29, 2017**
>   **File No. 333-192577-02**

Dear Mr. Baker:

   We have reviewed your filing and have the following comment. Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to the comment, we may have additional comments.

Exhibits 33.1 and 33.2

1. We note that World's Foremost Bank ("WFB"), the servicer, specified that Item 1122(d)(1)(v) of Regulation AB was an inapplicable servicing criterion in its report on assessment of compliance. We also note that U.S. Bank National Association, the other party participating in the servicing function, specified that no activities were performed by U.S. Bank that required the servicing criterion to be complied with. Please advise why no servicing party took responsibility for the aggregation of information. Refer to Section VIII.B.2 and Footnote 1353 of the Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014).

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sean B. Baker
WFB Funding, LLC
June 27, 2017
Page 2

You may contact Hughes Bates at 202-551-3731 or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Anthony Deitering, Esq.
        World's Foremost Bank